SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     Report of Foreign Issuer

Pursuant to Rule 13a-16 or

15d-16 of The Securities Exchange Act of 1934

For December 1 – 31, 2002

GOLDBELT RESOURCES

(Translation of Registrant’s name into English)

     595 Howe St., 10th Floor

(Address of principal executive offices)

Vancouver, British Columbia, V6C 2T5, CANADA

CIK # 0001013785 FILE NO.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.

Yes	No

FORM 6-K
TABLE OF CONTENTS

For December 1 - 31, 2002

GOLDBELT RESOURCES LTD.

File No. CIK # 0001013785

Exhibit 1                               BC Form 51-901F for the quarter ending September 30, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GOLDBELT RESOURCES LTD.

(REGISTRANT)

Date: January 27, 2003

/s/ Paul J Morgan

Paul J Morgan
President, CEO

Goldbelt Resources Ltd.	Schedule A
Consolidated Balance Sheets	Form 51-901F
As at September 30, 2002 and June 30, 2002
(Unaudited - Prepared by Management - See Note A)

	30-Sep-02	30-Jun-02

ASSETS
Current Assets

Cash and short-term deposits	$224,342	$233,796
Accounts receivable	63	388
Prepaid expense and other	4,246	4,247

Total Current Assets	228,651	238,431

Investments See Note C)	345,224	240,870
	$573,875	$479,301

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$296,497	$296,877

Total Liabilities	296,497	296,877

	296,497	296,877

SHAREHOLDERS' EQUITY

Capital Stock	48,124,162	48,124,162

Contributed Surplus	252,727	252,727

Deficit	(48,099,511)	(48,194,465)

	277,378	182,424

	$573,875	$479,301

APPROVED BY DIRECTORS

"Paul Morgan"	"Brian Irwin"

Director	Director

Goldbelt Resources Ltd.	Schedule A
Statement of Retained Earnings	Form 51-901F
For the Three Months Ended September 30, 2002 and 2001
(Unaudited - Prepared by Management - See Note A)

		2002	2001

Retained Earnings/(Deficit)
Beginning of Period	30-Jun	(48194465)	(48,087,920)

Earnings/(Loss) for three months ending 30-Sep		94,954	(18,000)

End of Period	30-Sep	(48,099,511)	(48,105,920)

Goldbelt Resources Ltd.	Schedule A
Consolidated Statement of Loss and Deficit	Form 51-901F
For the Quarter and Three Months Ended September 30, 2002 and 2001
(Unaudited - Prepared by Management - See Note A)

	Current Quarter		Three Months

	2002	2001	2002	2001

Expenses (See Note B)
Audit, accounting and related services	1,565	1,252	1,565	1,252
Legal fees	346	8,657	346	8,657
Management and consulting fees	1,139	4,008	1,139	4,008
Rent	1,595	1,596	1,595	1,596
Salaries & Benefits	3,448	1,521	3,448	1,521
Shareholder relations	926	2,366	926	2,366
Telephone and facsimile	233	413	233	413
Transfer agent filing fees	0	0	0	0
Other general administrative exp.	586	238	584	238

Loss before the under noted items	(9,838)	(20,051)	(9,836)	(20,051)

Foreign exchange gain/(loss)	0	(3)	0	(3)
Less: Interest Income	436	2,054	436	2,054
Other (See Note C)	104,354	0	104,354	0

Gain/(Loss) for Period	94,952	(18,000)	94,954	(18,000)

Loss (Gain) per Share	0.02	(0.00)	0.02	(0.00)

Weighted average number
of shares outstanding	4,655,137	4,655,137	4,655,137	4,655,137

Goldbelt Resources Ltd.	Schedule A
Consolidated Statements of Changes in Financial Position	Form 51-901F
For the Quarter and Three Months Ended September 30, 2002 and 2001
(Unaudited - Prepared by Management - See Note A)

	Current	Quarter	Three Months
	2002	2001	2002	2001

Cash Provided from (Used for)

Operating Activities
Gain (Loss) for the period	94,954	(18,000)	94,954	(18,000)
Other	0	0	0	0

	94,954	(18,000)	94,954	(18,000)
Net change in non-cash
current items (see below)	(54)	1,797	(54)	1,797

	94,900	(16,203)	94,900	(16,203)

Financing Activities

Issue of shares for cash	0	0	0	0
Long-term liabilities	0	0	0	0

	0	0	0	0

Investing Activities

Increase in Long Investments (See Note C)	(104,354)	0	(104,354)	0
Sale (Purchase) of fixed assets	0	0	0	0

	(104,354)	0	(104,354)	0

Increase (Decrease) in Cash and
Short-Term Deposits	(9,454)	(16,203)	(9,454)	(16,203)

Cash and Short-Term Deposits -
Beginning of Period	233,796	349,126	233,796	349,126

Cash and Short-Term Deposits -
End of Period	224,342	332,923	224,342	332,923

Analysis of Net Change in Non-Cash
Current Items
Accounts receivable and Prepaids	327	1,041	326	1,041
Accounts payable and accrued liabilities	(379)	756	(380)	756

	(52)	1,797	(54)	1,797

Goldbelt Resources Ltd.	Schedule A
Consolidated Statements of Changes in Financial Position	Form 51-901F
For the Quarter and Three Months Ended September 30, 2002 and 2001
(Unaudited - Prepared by Management - See Note A)

Note A

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and threfore, should be read in conjunction with the most recent annual financial statements for the year ending June 30, 2002. These interim financial statements do follow the same accounting policies and methods as the most recent annual financial statements as of the fiscal year end of June 30, 2002.

Note B

Expenses incurred during the quarter ending September 30, 2002 were related to the maintanence of a public company including accounting, management consulting, rent, shareholder relations, telephone and other administrative expenses.

Note C

As part of the Settlement Agreement entered into on July 31, 2000, with Regal Petroleum Corporation Limited ("Regal"), pertaining to the break-up of a proposed merger between Regal and the Company, the Company received 176,000 shares in Regal Petroleum Plc. The shares were issued upon Regal's becoming a publically listed company on the London Stock Exchange. The Company's shares in Regal are subject to a one year hold period. The market value of the Regal Petroleum Plc shares at the issue was $260,885. Due to the one year hold period as well as to the limited liquidity in the shares, $104,354 was recognized as income in the current period. A balance of $104,354 was added to the Company's long term Investment account.

GOLDBELT RESOURCES LTD.
September 30, 2002

     SCHEDULES B & C
SUPPLEMENTARY INFORMATION

     GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

SCHEDULE B1

Supplemental information requested in this schedule has been provided in Schedule A.

SCHEDULE B2

Related party transactions: None

SCHEDULE B3

a) Securities issued during the quarter ended September 30, 2002

Date	Security Issued	Type of Issue	Number	Price	Proceeds	Consideration
none

b) Summary of options and warrants granted during the quarter ended September 30, 2002

Expiry Date	Exercise Price	Number	Type
none

SCHEDULE B4

a) Authorized and issued share capital as at September 30, 2002

	Number	Amount

Authorized – 100,000,000 common shares without par value

Issued -	4,655,137	$48,124,162

b) Options, Warrants & Convertible Securities Outstanding as at September 30, 2002

Expiry Date	Exercise Price	Number	Type
none

c) Shares in Escrow or Subject to Pooling as at September 30, 2002

Number	Type	Release Date	Reason for Issuance
none

d) Officers and Directors as at September 30, 2002

Name	Position
Brian C. Irwin	Secretary and Director
Paul P. Morgan	President and Director
Paul G. Naughton	Chairman and Director

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     GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

SCHEDULE C – Management Discussion and Analysis

Review of operations for the quarter ended September 30, 2002 and incorporating activities up to November 20, 2002.

Overview

During the past quarter and to the date of this report, Goldbelt is continuing to pursue natural resource based opportunities in exploration and development with the intention of acquiring a project of merit.

On December 8, 1998, the Company’s shares were halted from trading on the Exchange pending an announcement. In February 1999, the Company announced a proposed acquisition of Regal, which would have resulted in a reverse takeover. On April 2, 2001, trading in the shares of the Company resumed under the Inactive designation upon the Company announcing that its proposed reverse takeover and acquisition had terminated. In accordance with Exchange policy, the Company is expected to initiate its reorganization within twelve months of being designated Inactive and was required to achieve Tier Maintenance Requirements no later than October 2, 2002 and then extended to November 15, 2002.

On October 22, 2002, the Company made application to the Exchange to request an extension to May 15, 2003 to complete the reorganization and achieve Tier Maintenance Requirements. This request was denied and the Company had not met the Tier Maintenance Requirements as of November 15, therefore the trading in the securities of the Company were suspended effective November 20, 2002.

The Company has initiated the following steps in its reorganization plans:

1.	Shareholders approval was received at the Company’s Extraordinary General Meeting held on May 19, 1998, of the following restructuring matters:
	i.	Consolidation of its authorized and issued share capital on a 1:10 basis and a subsequent increase in authorized capital to 100,000,000 common shares without par value, subject to Exchange approval.
	ii.	Continuance from the jurisdiction of British Columbia to Yukon.
Exchange approval was received on August 22, 2001 and the share consolidation and continuance to the Yukon Territory was effective August 27, 2001.
2.	Entered into an agreement on October 24, 2001 with a director to settle $287,610 (US$189,216) of indebtedness by the issuance of 2,963,000 post-consolidation shares, subject to Exchange approval.

The Company will be required to complete the following steps to complete a reorganization:

1.	Acquire a property or business of merit.
2.	Proceed with an equity financing to raise capital to fund its expenditure commitments on a property or business of merit and for working capital purposes.

Liquidity and Capital Resources

To date, virtually all funding for the Company’s ongoing operations have come from equity financing. During the most recent financial year, no new financings were completed. At September 30, 2002, the Company had working capital deficiency of $67,846. The Company held $345,224 in Investments comprised of securities in Celtic Resources and restricted shares in Regal Petroleum. As partial consideration for entering into the Settlement Agreement in July 2000 with Regal Petroleum Corporation Limited (“Regal”), the Company was to be issued 176,000 shares of Regal if, as and when the entity was listed on a recognized stock exchange. On September 25, 2002, the Company was issued 176,000 ordinary shares of Regal Petroleum Plc, a public

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     GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

company listed on the London Stock Exchange, subject to a one-year hold period. The market value of the Regal Petroleum Plc shares at date of issue was $260,885. A value of 104,354 was recognized as a gain and recorded as the asset value reflecting the share restriction and limited liquidity in the shares.

SCHEDULE C – Management Discussion and Analysis – continued

The ability of the Company to continue operations is dependent on the ability of the Company to complete the restructuring as outlined above to meet Exchange’s Listing Requirements. There can be no assurance the Company will be successful in completing the restructuring.

Operating Activities and Expenses

For the quarter ended September 30, 2002, the Company had earnings of $94,954 versus a loss of $18,000 for the quarter ending September 30, 2001. Operating expenses during the current quarter were $9,838 versus $20,051 in the prior period.

Revenues

Earnings in the current quarter included a gain of $104,354 from the receipt of shares in Regal Petroleum Plc as part of a settlement with Regal Petroleum Corporation stemming from the failed merger and settlement as of July. 2000 (see above). The 176,000 shares in Regal Petroleum were received in September 2002 and were restricted from trading until September 27, 2003. Regal Petroleum is listed on the London Stock Exchange. The face value of the shares at issue was $260,885 and the amount recognized as gain was $104,354 due to the trading restriction and limited liquidity of the stock. There was also interest income of $436 in the current quarter versus $2,054 for the prior period.

Expenses

Operating expenses for the quarter ended September 30, 2002 were $9,838, representing a 51% decrease from $20,051, for the corresponding prior period.

Expenses incurred during the quarter ended September 30, 2002 related to the cost of maintaining a public company:

Professional fees
Legal (general corporate and restructuring)	$346
Audit, accounting and related services (audit, compliance and other services)	1,565
Management consulting fees
Fees paid to outside party for administration of company operations	1,139
Filing fees, transfer agent fees and shareholders communications (mailings, consolidation, etc.)
926
General and administrative	5,862

Total expenses	$9,838

Investing Activities

No investing activities occurred during the quarter ended September 30, 2002.

Financing Activities

No financing activities occurred during the quarter ended September 30, 2002.

2

     GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

ACQUISITION OR ABANDONMENT OF RESOURCES PROPERTIES

None.

ACQUISITION OF FIXED ASSETS

None.

SCHEDULE C – continued

FINANCING AND USE OF PROCEEDS

No new financing completed during the year.

INVESTOR RELATIONS

The Company does not have any investor relation’s contract with an outside party and all investor relations activities currently being conducted are being performed by the company. There have been no major investor relation’s activities during the quarter.

MANAGEMENT CHANGES

None

MATERIAL CONTRACTS

None

LEGAL PROCEEDINGS

None

CONTINGENT LIABILITIES

None

DEFAULT UNDER DEBT OR OTHER CONTRACTUAL OBLIGATIONS

None

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS

None

OTHER

None

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